SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL PUBLIC SERVICE SECURITIES AND EXCHANGE COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS 03/31/2007 COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	CORPORATE LAW

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01771-0	2 - COMPANY NAME VIVO PARTICIPAÇÕES S.A.	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.558.074/0001-73
4 - NIRE 35300158792

01.02 - ADDRESS OF COMPANY’S HEADQUARTERS

1 - ADDRESS Av. Roque Petroni Júnior, 1.464			2 - DISTRICT Morumbi
3 - ZIP CODE 04707-000	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE NUMBER 7420-1172	8 - TELEPHONE NUMBER 7420-1182	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 7420-2247	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Ernesto Gardelliano
2 - ADDRESS Av. Roque Petroni Junior, 1.464			3 - DISTRICT Morumbi
4 - ZIP CODE 04707-000	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 7420-1362	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 7420-2982	14 - FAX -	15 - FAX -
16 - E-MAIL
ernesto.gardelliano@vivo.com.br

01.04 - REFERENCE/INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2007	12/31/2007	1	01/01/2007	03/31/2007	2	10/01/2006	12/31/2006
9 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes				10 - CVM CODE 00385-9
11 - NAME TECHNICAL RESPONSIBLE José Domingos do Prado				12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 022.486.308-83

 01.05 - COMPOSITION OF ISSUED CAPITAL

NUMBER OF SHARES	1 - CURRENT QUARTER	2 - PRIOR QUARTER	3 - SAME QUARTER IN PRIOR YEAR
(IN THOUSANDS)	03/31/2007	12/31/2006	03/31/2006
ISSUED CAPITAL
1 - COMMON	524,932	524,932	509,226
2 - PREFERRED	917,186	917,186	917,186
3 - TOTAL	1,442,118	1,442,118	1,426,412
TREASURY SHARES
4 - COMMON	0	0	0
5 - PREFERRED	4,495	4,495	4,495
6 - TOTAL	4,495	4,495	4,495

 01.06 - COMPANY'S CHARACTERISTICS

1 - TYPE OF COMPANY
Commercial, industry and other companies
2 - SITUATION
Operational
3 - NATURE OF OWNERSHIP
National Company
4 - ACTIVITY CODE
1130 - Telecommunication
5 - MAIN ACTIVITY
Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION
Total
7 - TYPE OF INDEPENDENT ACCOUNTANTS' REPORT
Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS' REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE

 01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK	4 - VALUE OF CHANGE	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES	7 - SHARE PRICE ON ISSUANCE DATE
		(In R$ thousand)	(In R$ thousand)		(Thousand)	(In R$)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
05/07/2007

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2007	4 - 12/31/2006
1	TOTAL ASSETS	10,135,674	10,134,756
1.01	CURRENT ASSETS	211,696	215,012
1.01.01	CASH AND CASH EQUIVALENTS	26	1,990
1.01.02	CREDITS	205,491	205,105
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	-	-
1.01.02.02	OTHER CREDITS	205,491	205,105
1.01.02.02.01	INTEREST ON SHAREHOLDERS AND DIVIDENDS	205,491	205,105
1.01.03	INVENTORIES	-	-
1.01.04	OTHER	6,179	7,917
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	4,864	6,520
1.01.04.02	OTHER ASSETS	496	590
1.01.04.03	PREPAID EXPENSES	809	807
1.01.04.04	ADVANCES TO SUPPLIERS	10	-
1.02	NONCURRENT ASSETS	9,923,978	9,919,744
1.02.01	LONG-TERM RECEIVEBLES	486,440	476,306
1.02.01.01	OTHER CREDIT	484,495	474,361
1.02.01.01.01	DEFERRED AND RECOVERABLE TAXES	481,720	471,337
1.02.01.01.02	OTHER ASSETS	447	494
1.02.01.01.03	PREPAID EXPENSES	2,328	2,530
1.02.01.02	CREDITS FROM RELATED PARTIES	1,945	1,945
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	1,945	1,945
1.02.01.03	OTHER	-	-
1.02.02	PERMANENT ASSETS	9,437,538	9,443,438
1.02.02.01	INVESTMENTS	9,437,454	9,443,335
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARIES	8,536,223	8,464,186
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	901,127	979,045
1.02.02.01.05	OTHER INVESTMENTS	104	104
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	84	103
1.02.02.03	INTANGIBLE ASSETS	-	-
1.02.02.04	DEFERRED CHARGES	-	-

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2007	4 - 12/31/2006
2	TOTAL LIABILITIES	10,135,674	10,134,756
2.01	CURRENT LIABILITIES	199,032	183,893
2.01.01	LOANS AND FINANCING	22,189	22,833
2.01.02	DEBENTURES	62,390	48,956
2.01.03	SUPPLIERS	2,430	1,770
2.01.04	TAXES PAYABLE	1,439	1,302
2.01.05	DIVIDENDS PAYABLE	29,391	29,391
2.01.06	PROVISIONS	940	508
2.01.06.01	PROVISIONS FOR CONTINGENCIES	940	508
2.01.07	DEBTS WITH RELATED PARTIES	1,325	619
2.01.08	OTHER	78,928	78,514
2.01.08.01	PAYROLL AND SOCIAL CHARGES	1,835	2,204
2.01.08.02	DERIVATIVE CONTRACTS	1,615	239
2.01.08.03	OTHER LIABILITIES	75,478	76,071
2.02	NONCURRENT LIABILITIES	1,581,670	1,579,117
2.02.01	LONG-TERM LIABILITIES	1,581,670	1,579,117
2.02.01.01	LOANS AND FINANCING	75,441	76,252
2.02.01.02	DEBENTURES	1,500,000	1,500,000
2.02.01.03	PROVISIONS	8	-
2.02.01.03.01	PROVISIONS FOR CONTINGENCIES	8	-
2.02.01.04	DEBTS WITH RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	6,221	2,865
2.02.01.06.01	DERIVATIVE CONTRACTS	5,901	2,545
2.02.01.06.02	FUNDS FOR CAPITALIZATION	320	320
2.02.02	DEFERRED INCOME	-	-
2.04	SHAREHOLDERS' EQUITY	8,354,972	8,371,746
2.04.01	CAPITAL STOCK	6,347,784	6,347,784
2.04.02	CAPITAL RESERVES	1,071,316	1,071,316

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
2.04.03	REVALUATION RESERVE	-	-
2.04.03.01	OWNED ASSETS	-	-
2.04.03.02	CONTROLLED AND NON CONTROLLED SUBSDIARIES	-	-
2.04.04	PROFIT RESERVES	753,998	753,998
2.04.04.01	LEGAL	100,960	100,960
2.04.04.02	STATUTORY	-	-
2.04.04.03	CONTINGENCIES	11,070	11,070
2.04.04.04	REALIZABLE PROFIT RESERVES	-	-
2.04.04.05	PROFIT RETENTION	653,038	653,038
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.04.04.07	OTHER PROFIT RESERVES	(11,070)	(11,070)
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	181,874	198,648

03.01 - STATEMENT OF LOSS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 01/01/2007 to 03/31/2007	4 - 01/01/2007 to 03/31/2007	5 - 01/01/2006 to 03/31/2006	6 - 01/01/2005 to 03/31/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	-	-	-	-
3.02	DEDUCTIONS FROM GROSS REVENUE	-	-	-	-
3.03	NET REVENUE FROM SALES AND/OR SERVICES	-	-	-	-
3.04	COST OF GOODS AND/OR SERVICES SOLD	-	-	-	-
3.05	GROSS PROFIT	-	-	-	-
3.06	OPERATING EXPENSES/REVENUES	(16,772)	(16,772)	(140,468)	(140,468)
3.06.01	SELLING EXPENSES	-	-	-	-
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(4,768)	(4,768)	(7,707)	(7,707)
3.06.03	FINANCIAL	(42,601)	(42,601)	(123,195)	(123,195)
3.06.03.01	FINANCIAL INCOME	9,900	9,900	22,961	22,961
3.06.03.02	FINANCIAL EXPENSES	(52,501)	(52,501)	(146,156)	(146,156)
3.06.04	OTHER OPERATING INCOME	737	737	269	269
3.06.05	OTHER OPERATING EXPENSES	(78,677)	(78,677)	(78,200)	(78,200)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARIES AND ASSOCIATED COMPANIES	108,537	108,537	68,365	68,365
3.07	OPERATING LOSS	(16,772)	(16,772)	(140,468)	(140,468)
3.08	NONOPERATING INCOME (LOSS)	(2)	(2)	(2,352)	(2,352)
3.08.01	INCOME	-	-	-	-
3.08.02	EXPENSES	(2)	(2)	(2,352)	(2,352)
3.09	LOSS BEFORE TAXES AND MINORITY INTEREST	(16,774)	(16,774)	(142,820)	(142,820)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	-	-	(723)	(723)
3.11	DEFERRED INCOME TAX	-	-	-	-

03.01 - STATEMENT OF LOSS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 07/01/2006 to 09/30/2006	4 - 01/01/2006 to 09/30/2006	5 - 07/01/2005 to 09/30/2005	6 - 01/01/2005 to 09/30/2005
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY	-	-	-	-
3.15	LOSS FOR THE PERIOD	(16,774)	(16,774)	(143,543)	(143,543)
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (THOUSAND)	1,437,623	1,437,623	1,421,917	1,421,917
	EARNINGS PER SHARE	-	-	-	-
	LOSS PER SHARE	(0.01167)	(0.01167)	(0.10095)	(0.10095)

02.01 - BALANCE SHEET – ASSETS CONSOLIDATED (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2007	4 – 12/31/2007
1	TOTAL ASSETS	17,060,158	17,542,077
1.01	CURRENT ASSETS	5,586,879	5,672,494
1.01.01	CASH AND CASH EQUIVALENTS	1,241,709	1,447,640
1.01.01.01	CASH AND BANKS	21,752	82,927
1.01.01.02	TEMPORARY CASH INVESTMENTS	1,219,957	1,364,713
1.01.02	CREDITS	1,874,531	1,961,246
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	1,874,531	1,961,246
1.01.02.02	OTHER CREDITS	-	-
1.01.03	INVENTORIES	262,490	282,020
1.01.04	OTHER	2,208,149	1,981,588
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	1,613,415	1,662,739
1.01.04.02	DERIVATIVE CONTRACTS	2,241	1,298
1.01.04.03	OTHER ASSETS	115,069	122,537
1.01.04.04	PREPAID EXPENSES	457,406	181,872
1.01.04.05	ADVANCES TO SUPPLIERS	20,018	13,142
1.02	NONCURRENT ASSETS	11,473,279	11,869,583
1.02.01	LONG-TERM RECEIVEBLES	2,609,036	2,668,006
1.02.01.01	OTHER CREDITS	-	-
1.02.01.02	CREDITS FROM GROUP COMPANIES	1,945	1,945
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	1,945	1,945
1.02.01.03	OTHER	2,607,091	2,666,061
1.02.01.03.01	DEFERRED AND RECOVERABLE TAXES	2,551,019	2,624,938
1.02.01.03.02	DERIVATIVE CONTRACTS	250	135
1.02.01.03.03	OTHER ASSETS	28,973	19,674
1.02.01.03.04	PREPAID EXPENSES	26,849	21,314
1.02.02	PERMANENT ASSETS	8,864,243	9,201,577
1.02.02.01	INVESTMENTS	901,240	979,158
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARIES	-	-
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	901,127	979,045
1.02.02.01.05	OTHER INVESTMENTS	113	113
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	6,229,745	6,445,479
1.02.02.03	INTANGIBLE ASSETS	1,610,709	1,642,683
1.02.02.04	DEFERRED CHARGES	122,549	134,257

02.02 - BALANCE SHEET – LIABILITIES CONSOLIDATED (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 –03/31/2007	4 – 12/31/2006
2	TOTAL LIABILITIES	17,060,158	17,542,077
2.01	CURRENT LIABILITIES	5,264,041	5,699,957
2.01.01	LOANS AND FINANCING	1,220,965	1,541,389
2.01.02	DEBENTURES	62,390	48,956
2.01.03	SUPPLIERS	2,601,058	2,627,013
2.01.04	TAXES PAYABLES	466,318	453,710
2.01.05	DIVIDENDS PAYABLE	51,484	51,702
2.01.06	PROVISIONS	90,646	76,758
2.01.06.01	PROVISIONS FOR CONTINGENCIES	75,349	61,911
2.01.06.02	PROVISIONS FOR PENSION PLAN	15,297	14,847
2.01.07	DEBTS WITH RELATED PARTIES	2,238	2,099
2.01.08	OTHER	768,942	898,330
2.01.08.01	PAYROLL AND SOCIAL CHARGES	143,056	156,625
2.01.08.02	DERIVATIVE CONTRACTS	298,976	372,229
2.01.08.03	DEFER REVENUE	139,862	177,917
2.01.08.04	OTHER LIABILITIES	187,048	191,559
2.02	NONCURRENT LIABILITIES	3,441,145	3,470,374
2.02.01	LONG-TERM LIABILITIES	3,441,145	3,470,374
2.02.01.01	LOANS AND FINANCING	1,273,853	1,410,048
2.02.01.02	DEBENTURES	1,500,000	1,500,000
2.02.01.03	PROVISIONS	125,528	87,312
2.02.01.03.01	PROVISIONS FOR CONTINGENCIES	122,527	84,712
2.02.01.03.02	PROVISIONS FOR PENSION PLAN	3,001	2,600
2.02.01.04	LOANS WITH RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	541,764	473,014
2.02.01.06.01	TAXES PAYABLES	215,291	212,469
2.02.01.06.02	DERIVATIVE CONTRACTS	192,965	129,718
2.02.01.06.03	OTHER LIABILITIES	133,062	130,381
2.02.01.06.04	FUNDS FOR CAPITALIZATION	446	446
2.02.02	RESULT OF FUTURE EXERCISES	-	-
2.03	MINORITY INTEREST	-	-
2.04	SHAREHOLDERS' EQUITY	8,354,972	8,371,746
2.04.01	CAPITAL STCOK	6,347,784	6,347,784
2.04.02	CAPITAL RESERVES	1,071,316	1,071,316

02.02 - BALANCE SHEET - LIABILITIES CONSOLIDATED(IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2007	4 – 12/31/2006
2.04.03	REVALUATION RESERVE	-	-
2.04.03.01	FOR CONTINGENCIES	-	-
2.04.03.02	PROFITS TO ACCOMPLISH	-	-
2.04.04	PROFIT RESERVES	753,998	753,998
2.04.04.01	LEGAL	100,960	100,960
2.04.04.02	STATUTORY	-	-
2.04.04.03	CONTINGENCIES	11,070	11,070
2.04.04.04	REALIZABLE PROFIT RESERVES	-	-
2.04.04.05	PROFIT RETENTION	653,038	653,038
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.04.04.07	OTHER PROFIT RESERVES	(11,070)	(11,070)
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	181,874	198,648
2.04.06	OTHER	-	-

03.01 - STATEMENT OF INCOME CONSOLIDATED (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2007 to 03/31/2007	4 - 01/01/2007 to 03/31/2007	5 – 01/01/2006 to 03/31/2006	6 - 01/01/2006 to 03/31/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	3,964,349	3,964,349	269,247	269,247
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,113,501)	(1,113,501)	(70,577)	(70,577)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	2,850,848	2,850,848	198,670	198,670
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1,393,214)	(1,393,214)	(135,982)	(135,982)
3.05	GROSS PROFIT	1,457,634	1,457,634	62,688	62,688
3.06	OPERATING EXPENSES/REVENUES	(1,265,026)	(1,265,026)	(107,598)	(107,598)
3.06.01	SELLING EXPENSES	(798,574)	(798,574)	(74,548)	(74,548)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(302,025)	(302,025)	(14,373)	(14,373)
3.06.03	FINANCIAL	(76,083)	(76,083)	(18,530)	(18,530)
3.06.03.01	FINANCIAL INCOME	57,006	57,006	26,675	26,675
3.06.03.02	FINANCIAL EXPENSES	(133,089)	(133,089)	(45,205)	(45,205)
3.06.04	OTHER OPERATING INCOME	68,083	68,083	21,424	21,424
3.06.05	OTHER OPERATING EXPENSES	(156,427)	(156,427)	(21,571)	(21,571)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARIES AND ASSOCIATED COMPANIES	0	0	0	0
3.07	OPERATING INCOME	192,608	192,608	(44,910)	(44,910)
3.08	NON-OPERATING INCOME	(863)	(863)	(4)	(4)
3.08.01	REVENUES	13,515	13,515	3	3
3.08.02	EXPENSES	(14,378)	(14,378)	(7)	(7)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	191,745	191,745	(44,914)	(44,914)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(85,768)	(85,768)	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0

03.01 - STATEMENT OF INCOME CONSOLIDATED (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2007 to 03/31/2007	4 - 01/01/2007 to 03/31/2007	5 – 01/01/2006 to 03/31/2006	6 - 01/01/2006 to 03/31/2006
3.13	REVERSAL OF INTEREST ON SHAREHOLDER'S EQUITY	0	0	0	0
3.14	MINORITY INTEREST	0	0	0	0
3.15	INCOME (LOSS) FOR THE PERIOD	105,977	105,977	(44,914)	(44,914)
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (THOUSAND)	3,810	3,810	3,810	3,810
	EARNINGS PER SHARE	27,81549	27,81549	0	0
	LOSS PER SHARE	0	0	(11.78845)	(11.78845)

VIVO PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the Three-Month Period ended March 31, 2007

(Amounts expressed in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Vivo Participações S/A ("Company"), (current style of Telesp Celular Participações S/A) is a publicly traded corporation, which on March 31, 2007 had as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S/A, Sudestecel Participações Ltda., Avista Participações Ltda., TBS Celular Participações Ltda. and Tagilo Participações Ltda., which jointly, excluding treasury shares, hold 62.95% of the Company's total capital.

Brasilcel N.V. is jointly controlled by Telefónica Móviles S/A (50% of total capital), by PT Móveis Serviços de Telecomunicações SGPS S/A (49.999% of total capital) and by Portugal Telecom SGPS S/A (0.001% of total capital).

On February 22, 2006 the General Shareholders Meeting approved the incorporation of the shares of Tele Centro Oeste Celular Participações S/A ("TCO") to be converted into a fully held subsidiary of Vivo Participações S/A and the incorporation of the following companies: Tele Sudeste Celular Participações S/A ("TSD"),Tele Leste Celular Participações S/A ("TLE") and Celular "CRT" Participações S/A (""CRT"Part") into the Company, as described in Notice of Meaningful Event dated December 4, 2005.

The results of the incorporated companies for the period January 1 through February 22, 2006 were reflected in the Company's results as foreseen in the incorporation protocol.

Auction of share fractions

On April 19 and 24, 2006 auctions were held on the Sao Paulo Stock Exchange – BOVESPA to place again in the "Free Float" market 641,766 shares (310,366 common shares under code VIVO3 and 331,400 preferential shares under code VIVO4), corresponding to the fractions obtained in the exchange of shares of Tele Sudeste Celular Participações S/A, Tele Centro Oeste Celular Participações S/A, Tele Leste Celular Participações S/A and Celular "CRT" Participações S/A for shares of Vivo Participações S/A, resulting from the corporate restructuring approved by the Special General Shareholders Meeting of February 22, 2006. The amounts resulting from that sale are at the disposal of the holders of these share fractions at any branch of the Banco ABN Amro Real S/A, the depositary of the book-entry shares of Vivo Participações S/A.

Corporate restructuring

In the Special General Shareholders Meeting held on October 31, 2006, the incorporation was approved by the wholly owned subsidiary Global Telecom S/A of the other wholly owned subsidiaries of Vivo Participações S/A, namely Telergipe Celular S/A, Telebahia Celular S/A, Telerj Celular S/A, Telest Celular S/A, Celular "CRT" S/A, Telesp Celular S/A and Tele Centro Oeste Celular ParticipaçõesS/A, as well as of the latter's subsidiaries Telegoias Celular S/A, Telemat Celular S/A, Telems Celular S/A, Teleron Celular S/A, Teleacre Celular S/A and Norte Brasil Telecom S/A.

The implementation of the Corporate Restructuring was meant to simplify the corporate and operational structure, by means of unifying the general business administration of the operating companies, which were concentrated in a single operating company controlled by the Company, optimizing synergies between the companies involved, in continuation of the process that was initiated by the corporate restructuring approved by the special shareholders meetings held on February 22, 2006. Similarly, and simultaneously with the Corporate Restructuring, the style of Global Telecom S/A was changed into Vivo S/A ("Vivo").

The incorporation of the subsidiaries had the prior approval of the National Telecommunications Agency (ANATEL), on July 25, 2006, in act Nr. 59867, published in the Federal Official Gazette on July 27, 2006.

By virtue of the fact that the Corporate Restructuring did not directly involve Vivo Participações S/A, being restricted to its subsidiaries, the company's capital and equity as well as its shareholding structure and the rights derived from the shares it issued did not suffer any change.

The wholly owned subsidiary Vivo S/A exploits mobile cellular telephone services, including activities necessary or useful for the execution of such services, in accordance with authorizations that were granted, according to the operational areas described below:

Operational area	Validity of Authorization
Sao Paulo	Aug 5, 2008
Rio Grande do Sul	Dec 17, 2007
Paraná and Santa Catarina	Aug 4, 2013
Rio de Janeiro	Nov 29, 2020
Espirito Santo	Nov 30, 2008
Bahia	Jun 29, 2008
Sergipe	Dec 15, 2008
Federal District	Jul 24, 2016
Goias and Tocantins	Oct 29, 2008
Mato Grosso	Mch 30,2009
Mato Grosso do Sul	Sep 28, 2009
Rondonia	Jul 21, 2009
Acre	Jul 15, 2009
Amazonas, Roraima, Amapá, Pará and Maranhão	Nov 29, 2013

The authorizations granted may be renewed, once, for a 15 year period, against payment of fees amounting to approximately 1% of annual turnover. Vivo RJ and Vivo DF have had their authorizations extended by acts nrs. 54324 of November 28, 2005, resp. 66664 of September 8, 2006.

The subsidiary's business, including the services it may provide, is regulated by the National Telecommunications Agency (ANATEL), the regulating authority for the telecommunication services, in accordance with Law nr. 9472 of July 16, 1997 and respective regulations, decrees, decisions and complementary plans.

2. PRESENTATION OF FINANCIAL STATEMENTS

The Company's individual and consolidated Quarterly Information ("ITR") are presented in thousands of Brazilian Reais (except where mentioned differently) and have been prepared in accordance with accounting practices adopted in Brazil, which include the accounting practices stemming from Brazilian corporate legislation, norms applicable to concessionaries of public telecommunication services and the bookkeeping norms and procedures established by the Brazilian Securities Commission (CVM).

These ITRs were prepared following principles, practices and criteria consistent with those adopted in the preparation of previous year's financial statements and should be analyzed in conjunction with said statements.

In the consolidation all asset and liability, revenue and expense balances resulting from transactions between the consolidated companies were eliminated.

The financial statements referring to March 31 and December 31, 2006 were reclassified, when applicable, for comparison purposes.

The conciliation between the loss Company's individual and the consolidated loss for the quarters ending March 31, 2007 and 2006, is as follows:

	Mch 31, 07	Dec 31, 06
Company loss	(16,774)	(143,543)
Subsidiaries Fiscal Incentives	-	(24,155)
Subsidiaries Donations	(2,560)	(8,006)
Dividends and interest on shareholders' equity in subsidiaries	-	(3,547)
Consolidated Loss	(19,334)	(179,251)

3. TEMPORARY CASH INVESTMENTS

	Consolidated
	Mch 31, 07	Dec 31, 06
Temporary cash investment	1,219,957	1,364,713

The temporary cash investments refer mostly to fixed interest investments, indexed to the variation of the interbank deposit certificates ("CDI"), having immediate liquidity.

On March 31, 2007, the subsidiary had temporary cash investments as collateral for law-suits in the amount of R$ 45,775 (R$ 45,644 as of December 31, 2006).

A portion of the balance of temporary cash investments is collateral for loans and financing (Note 14e).

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	Mch 31, 07	Dec 31, 06
Amounts receivable services to be invoiced	432,317	320,281
Amounts receivable invoiced services	852,386	1,038,397
Amounts receivable interconnection	685,858	674,311
Amounts receivable goods sold	278,349	281,563
(-) Allowance for doubtful accounts	(374,379)	(353,306)
Total	1,874,531	1,961,246

No client accounts for more than 10% of net accounts receivable as of March 31, 2007 and December 31, 2006.

On March 31, 2007 the balance of accounts receivable includes R$ 403,458 (R$ 545,864 as of December 31, 2006) relative to co-billing with other operators, the amounts of which were determined on the basis of records of commitment, as contracts have not yet been signed by parties. The solution of pending matters related to the signing of these contracts, such as defining responsibilities for non-payment and for losses resulting from fraud, depends upon the regulating agency and agreement between parties.

The changes in the allowance for doubtful accounts are as follows:

	Consolidated
	2007	2006
Balance at beginning of year	353,306	249,399
Additional allowance in first quarter (Note 20)	107,401	160,981
Write-offs and recoveries in 1st quarter	(86,328)	(93,624)
Incorporated assets	-	107,342
Balance as of March 31	374,379	424,098
Additional allowance in 2nd, 3rd and 4th quarters		559,515
Write-offs and recoveries in 2nd, 3rd and 4th quarters		(630,307)
Balance as of December 31		353,306

5. INVENTORIES

	Consolidated
	Mch 31,07	Dec 31,06
Handsets	295,674	317,323
Accessories and other	13,081	8,841
(-) Allowance for obsolescence	(46,265)	(44,144)
Total	262,490	282,020

6. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	Mch 31, 07	Dec 31,06	Mch 31,07	Dec 31,06
Prepaid social contribution and income taxes	456,309	445,926	533,077	602,503
Income tax retained	361	2,017	31,658	28,145
Recoverable sales tax (ICMS)	-	-	432,617	431,436
Recoverable PIS and COFINS	28,529	28,529	306,316	307,580
Other recoverable taxes	242	242	57,864	59,928
Total recoverable taxes	485,441	476,714	1,361.532	1,429,592
Deferred social contribution and income tax	1,143	1,143	2,762,507	2,809,815
ICMS to be allocated	-	-	40,395	48,270

Total	486,584	477,857	4,164,434	4,287,677

Current	4,864	6,520	1,613,415	1,662,739
Non-current	481,720	471,337	2,551,019	2,624,938

The main components of the deferred social contribution and income taxes are shown below:

	Consolidated
	Mch 31, 07	Dec 31,06
Incorporated fiscal credit - restructuring	850,206	922,140
Tax credits on allowances for:
Obsolescence	15,730	15,009
Contingencies	136,408	117,478
Doubtful accounts	127,289	120,124
Customer fidelity program	23,619	22,102
Employee profit sharing	23,615	26,186
Suppliers	115,641	125,799
Other amounts	366,886	340,102
Fiscal loss and negative tax basis	1,103,113	1,120,875

Total deferred taxes	2,762,507	2,809,815

Current	906,408	878,397
Non-current	1,856,099	1,931,418

The deferred taxes were set up assuming future profits as follows:

a) Fiscal loss and negative tax base: to be compensated up to 30% of tax bases calculated in subsequent years.

b) Incorporated fiscal credit: represented by the net goodwill balance and the provision for maintaining the integrity of the net equity (note 27). Its conversion occurs proportionately to the amortization of the goodwill in its subsidiary, over a period of 5 to 10 years. Studies by outside consultants used in the corporate restructuring process support the recovery of the value within this period.

c) Temporary differences: compensation will occur upon payment of the provisions, upon actual loss with doubtful accounts or upon sale of inventory.

On December 31, 2006 the Company made technical feasibility studies, approved by its Board, which indicated the recovery in full of allocated deferred tax amounts, as defined by CVM instruction Nr. 371.

7. PREPAID EXPENSES

	Company		Consolidated
	Mch 31, 07	Dec 31,06	Mch 31, 07	Dec 31,06
FISTEL fee	-	-	351,471	47,277
Rent	-	-	11,801	17,007
Advertising to be distributed	-	-	97,608	114,927
Financial charges	3,137	3,337	3,593	3,847
Sales incentives	-	-	873	1,780
Other	-	-	18,909	18,348

Total	3,137	3,337	484,255	203,186

Current	809	807	457,406	181,872
Non-current	2,328	2,530	26,849	21,314

8. OTHER ASSETS

	Company		Consolidated
	Mch 31, 07	Dec 31,06	Mch 31, 07	Dec 31,06
Judicial deposits	129	62	88,042	85,716
Advances to employees	-	80	15,044	7,483
Credits with suppliers	-	-	256	3,338
Credits with group companies	1,971	2,102	4,448	4,167
Subsidies on handset sales	-	-	32,848	37,335
Other assets	788	785	5,349	6,117

Total	2,888	3,029	145,987	144,156

Current	496	590	115,069	122,537
Non-current	2,392	2,439	30,918	21,619

9. INVESTMENTS

a) Holding in subsidiary

As of March 31, 2007, the Company has full ownership of Vivo S/A.

b) Number of shares

As of March 31, 2007, the Company holds 3,810,478 shares of Vivo S/A

c) Information on subsidiaries

	Net equity on		Net profit (loss) on
Subsidiary	Mch 31, 07	Dec 31, 06	Mch 31, 07	Dec 31, 06
Telesp Celular S/A	-	-	-	19,468
Vivo S/A (formerly Global Telecom S/A)	8,536,223	8,464,186	105,977	(44,914)
Tele Centro Oeste Celular Participações S/A	-	-	-	48,601
Celular "CRT" S/A	-	-	-	8,339
Telerj Celular S/A	-	-	-	32,574
Telest Celular S/A	-	-	-	22,940
Telebahia Celular S/A	-	-	-	(23,959)
Telergipe Celular S/A	-	-	-	1,731

d) Makeup and movement

The balance of Company's investment includes the participation in subsidiaries' equity, goodwill, advances for future capital increases and allowance for investment losses, as well as other investments, as shown below:

	Company		Consolidated
	Mch 31, 07	Dec 31,06	Mch 31, 07	Dec 31,06
Investment in subsidiaries	7,430,404	7,358,367	-	-
Net goodwill in acquisitions	1,195,327	1,290,512	1,195,327	1,290,512
Advances for future capital increase	1,105,819	1,105,819	-	-
Allowance for investment losses (a)	(294,200)	(311,467)	(294,200)	(311,467)
Other investments	104	104	113	113

Investment balance	9,437,454	9,443,335	901,240	979,158

 (a) Allowance set up in December 31, 2001 and 2002, to allocate permanent losses with goodwill, as a consequence of losses accumulated at those dates by subsidiary Global Telecom.

d.1) Investments in subsidiaries

	Mch 31, 07	Mch 31, 06
Balance at beginning of year	7,358,367	4,371,626
Donations and subsidies	2,560	8,006
Equity interest	105,977	56,812
Dividends and interest on shareholders' equity in subsidiaries	-	3,547
Incorporation of companies	-	4,031,634
Capital reduction	(36,500)	-
Balance on March 31	7,430,404	8,471,625

d.2) Advance for future capital increase

	Mch 31, 07	Mch 31, 06
Balance at beginning of year	1,105,819	1,279,500
Incorporated assets	-	428,853

Balance on March 31	1,105,819	1,708,353

d.3) Net goodwill on acquisition of investments
	Mch 31, 07	Mch 31, 06
Balance at beginning of year	1,290,512	1,869,387
Amortization of goodwill (Note 22)	(95,185)	(95,427)

Balance on March 31	1,195,327	1,773,960

d.4) Allowance for investment losses
	Mch 31, 07	Mch 31, 06
Balance at beginning of year	(311,467)	(380,541)
Amortization of losses (proportionate to goodwill) (Note 22)	17,267	17,267

Balance on March 31	(294,200)	(363,274)

10. FIXED ASSETS AND INTANGIBLE, NET

a) Fixed assets, net

	Yearly rates of depreciation %	Consolidated
		Mch 31, 07			Dec 31, 06
		Cost	Accumulated depreciation	Net fixed assets	Net fixed assets
Transmission equipment	10,00 to 20,00	7,267,953	(5,105,317)	2,162,636	2,002,026
Switching equipment	10,00 to 20,00	3,498,598	(2,092,928)	1,405,670	1,431,518
Infrastructure	2,87 to 20,00	2,379,894	(1,213,661)	1,166,233	1,161,294
Land	-	59,929	-	59,929	59,929
Buildings	2,86 to 4,00	280,142	(65,843)	214,299	214,900
Handsets	66,67	1,488,042	(1,198,944)	289,098	292,944
Other assets	6,67 to 20,00	1,332,502	(812,132)	520,370	545,710
Construction in progress	-	411,510	-	411,510	737,158

Total		16,718,570	(10,488,825)	6,229,745	6,445,479

b) Net intangible

	Yearly rates of depreciation %	Consolidated
		Mch 31, 07			Dec 31, 06
		Cost	Accumulated depreciation	Net fixed assets	Net fixed assets
Software user rights	20,00	2,891,525	(1,780,990)	1,110,535	1,135,026
Concession licenses	6,67 a 20,00	976,503	(578,085)	398,418	414,694
Other assets	6,67 a 20,00	35,592	(24,681)	10,911	12,359
Construction in progress	-	90,845	-	90,845	80,604

Total		3,994,465	(2,383,756)	1,610,709	1,642,683

 On March 31, 2007, the subsidiary had goods belonging to fixed assets as collateral for law-suits in the amount of R$ 101,407 (R$ 108,118 as of December 31, 2006), as shown below:

Tax processes	86,244
Labor and civil processes	15,163
Total	101,407

As of December, 2006, the subsidiary started offering its clients services based on the Global System for Mobile - GSM technology. Management understands that the adoption of GSM will have no impact upon amounts previously invested in the other technologies of its network (TDMA and CDMA).

11. DEFERRED, NET

	Consolidated
	Annual rate of amortization %	Mch 31, 07	Dec 31, 06
Pre-operating expenses
Amortization of license	10	80,496	80,496
Financial expenses	10	201,131	201,131
General & administrative expenses	10	69,960	69,960

		351,587	351,587

Goodwill - Ceterp Celular S/A	10	84,265	84,265
Goodwill	(a)	24,835	24,794

		460,687	460,646

Accumulated amortization:
Pre-operating expenses		(265,850)	(256,883)
Goodwill - Ceterp Celular S/A		(53,368)	(51,261)
Goodwill		(18,920)	(18,245)

		(338,138)	(326,389)

Total		122,549	134,257

(a) according to contract periods.

12. SUPPLIERS AND ACCOUNTS PAYABLE

	Company		Consolidated
	Mch 31, 07	Dec 31,06	Mch 31, 07	Dec 31,06
Suppliers	2,322	1,659	1,905,447	1,936,194
Interconnection / linking	-	-	175,385	176,938
Amounts to be transferred SMP (a)	-	-	391,901	389,471
Technical assistance (Note 28)	-	-	81,654	84,252
Others	108	111	46,671	40,158
Total	2,430	1,770	2,601,058	2,627,013

 (a) Amounts to be transferred SMP (personal mobile service) refer to VC2, VC3 and roaming charges, invoiced to our clients and passed on to the long distance operators.

13. TAXES, FEES AND CONTRIBUTIONS

	Company		Consolidated
	Mch 31, 07	Dec 31,06	Mch 31, 07	Dec 31,06
Current taxes:

ICMS	-	-	475,097	493,796
Income tax and social contribution	-	-	40,686	2,319
PIS and COFINS	95	12	68,102	71,133
FISTEL	-	-	1,206	3,420
FUST and FUNTTEL	-	-	7,103	7,496
Other taxes, fees and contributions	1,344	1,282	12,581	11,252

Total	1,439	1,294	604,775	589,416

Legal liabilities:

Income tax	-	-	3,174	1,887
PIS e COFINS	-	-	57,030	56,108
CIDE	-	8	15,427	17,600
Other taxes, fees and contributions	-	-	1,203	1,168

Total	-	8	76,834	76,763

Total	1,439	1,302	681,609	666,179

Current	1,439	1,302	466,318	453,710
Non-current	-	-	215,291	212,469

Current Taxes:

On March 31, 2007 of the long term liability, R$ 153,097 (R$ 151,131 as of December 31, 2006) refer to ICMS - More Jobs for Paraná Program, resulting from an agreement with the Paraná State Government involving the postponement of the ICMS payment. This agreement establishes that the maturity date of the ICMS will occur always in the 49th month after ICMS liability is generated.

Legal Liabilities - CVM Resolution 489/05

This includes the taxes that fall within the scope of Resolution 489 of October 3, 2005, issued by the Brazilian Securities Commission (CVM), which approved IBRACON's decision NPC nr. 22.

For financial statement purposes the amounts of judiciary deposits of said taxes, when existent, were compensated with taxes, fees and contributions payable.

The movement of legal liabilities, in observance of CVM Resolution 489/05, is shown below:

	Fiscal	(-) Judiciary deposits	Total
Balances on Dec 31, 06	141,703	(64,940)	76,763
Entries	4,197	(5,297)	(1,100)
Monetary correction	1,171	-	1,171

Balances on March 31, 07	147,071	(70,237)	76,834

14. LOANS AND FINANCING

a) Breakdown of debt

				Company		Consolidated
Description	Currency	Interest	Maturity	Mch 31, 07	Dec 31,06	Mch 31, 07	Dec 31,06
Fi FinancialInstitutions:
Res 2770	US$	4,8% /yr to 6,24% /yr	04/30/07 to 10/10/08	74,376	77,553	602,933	928,388
Res 2770		¥0% to 4,38% /yr	06/11/07 to 10/03/08	-	-	738,002	771,695
Res 2770	R$	IGP-M + 9,45%/yr	02/09/10	-	-	112,882	111,666
Debentures	R$	103,3% CDI to 104,4% CDI	08/01/08 to 05/01/15	1,500,000	1,500,000	1,500,000	1,500,000
European Investment Bank -EIB	US$	1,4% /yr + Libor to 1,45%/yr. + Libor	09/14/07 to 06/13/08	-	-	230,629	240,482
Compror	US$	4,5% to 6,0%/yr	07/02/07 to 09/17/08	-	-	32,085	33,456
Compror		¥0% /yr to 2,78%/yr	06/11/07 to 09/16/08	-	-	100,188	131,133
BNDES	URTJLP	TJLP + 3,5%/yr to 4,6%/yr (a)	01/15/07 to 06/15/11	-	-	135,415	163,795
BNDES	UMBNDES	3,5%/yr to 4,6%/yr	01/15/07 to 07/15/11	-	-	22,658	28,075
Commercial Paper	US$	Libor + 1,75%/yr to 6,30%/yr to 6,55%/yr	07/29/07 to 12/28/07	-	-	430,584	448,980
Others	R$	column 27 FGV	10/31/08	-	-	735	851
Acquisition of investment "TCO"	R$	100% CDI + 1% /yr	04/30/08	10,697	10,697	10,697	10,697

Interest				74,947	59,791	140,400	131,175

Total				1,660,020	1,648,041	4,057,208	4,500,393

Current				84,579	71,789	1,283,355	1,590,345
Non-current				1,575,441	1,576,252	2,773,853	2,910,048

 (a) Should TJLP exceed 10%/yr, spread will be 6%/yr

b) Payment timetable

The non-current amounts are broken down as follows, according to year of maturity:

	Mch 31, 07
Year	Company	Consolidated
2008	575,441	1,599,670
2009	-	22,177
2010	-	140,654
2011	-	11,352
Após 2012	1,000,000	1,000,000

Total	1,575,441	2,773,853

c) Restrictive clauses

The subsidiary has a loan and financing with the Banco Nacional de Desenvolvimento Econômico e Social - BNDES, the balance of which as of March 31, 2007 was R$ 158,073 (R$ 191,870 as of December 31, 2006). In accordance with the contract, there are several economic and financial indices that must be verified yearly. It was found that the following indices were not met on verification as of March 31, 2007: "EBITDA margin" (EBITDA over net operating revenue), "EBITDA without merchandise" (expurgating net revenue from sales of goods and cost of goods sold) and the current liquidity rate (current assets over current liabilities). A waiver was meanwhile obtained from the bank for not complying with this commitment.

The subsidiary has loans with the European Investment Bank, the balance of which as of March 31, 2007 amounted to R$ 230,629 (R$ 240,482 as of December 31, 2006). On the same date, several economic and financial indices foreseen in the contract were met by subsidiary.

d) Coverage

On March 31, 2007 the Company and its subsidiary held exchange hedge positions of US$ 679,870 thousand Yen 48,989,574 thousand and € 10,067 thousand (US$ 837,703 thousand Yen 50,892,759 thousand and € 1,871 thousand as of December 31, 2006), as coverage for all of its foreign exchange liabilities. Furthermore, the company had swap operations (CDI x Pre), to partially cover fluctuations in domestic interest rates. The operations that are covered mature in January 2008, and amount to R$ 870,966.

On March 31, 2007, the Company and its subsidiary recorded an accumulated loss of R$ 489,450 (R$ 500,514 as of December 31, 2006) resulting from these exchange hedge and CDI x Pre swap operations.

The table below shows the net position of these operations, recorded in the Company's balance sheet:

	Consolidated
Description	Mch 31, 07	Dec 31,06
Current assets	2,241	1,298
Non current assets	250	135
Total assets	2,491	1,433

Current Liabilities	(298,976)	(372,229)
Non-current liabilities	(192,965)	(129,718)
Total Liabilities	(491,941)	(501,947)

Accumulated loss	(489,450)	(500,514)

 e) Guarantees

On March 31, 2007, subsidiary's loans and financing, in local currency, amounting to a principal of R$ 126,013 (R$ 150,118 as of December 31, 2006), represented financing guaranteed by the pledge of accounts receivable, which may optionally be retained up to a limit of 300% of the monthly installment.

Banks	Guarantees
BNDES

15% of receivables and CDB are pledged in the amount of next installment due

100% of receivables and CDB are pledged in an amount equivalent to one installment due (during the first year) and to two installments due (during the remaining period)

European Investment Bank - EIB	Bank guarantees Commercial risk guaranteed by Banco Espirito Santo, BBV and Rabobank

f) Debentures

On August 1, 2004 the extension of the first public issue of debentures, consisting of 5,000 common, non-convertible, non-guaranteed debentures of a par value of R$100 (one hundred thousand Reais) each, was negotiated for a due date of August 1, 2008. The renegotiation involved the total volume of the original issue occurred on August 1, 2003, at the rate of 104.6% of CDI, and besides the longer term (new renegotiation on August 1, 2007), also resulted in a reduction of the rate to 104.4% of CDI.

Within the scope of the R$2,000.000 (two billion Reais) First Security Distribution Program announced on August 20, 2004, the Company issued on May 1, 2005 debentures in the amount of R$1,000,000 (one billion Reais) with a term of 10 years counting from date of issue.

The Offer consisted in the issue of 100,000 common, non-convertible, unsecured debentures with a par value of R$10 (ten thousand Reais), totaling R$1,000,000 (one billion Reais), in two series of R$ 200,000 ((two hundred million Reais) and R$800,000 (eight hundred million Reais) respectively, with a final maturity on May 1, 2015. The debentures pay interest, payable every six months, corresponding to 103.3% (first series) and 104.2% (second series) of the accumulated daily average rates of DI (one-day interbank, extra group deposits) (DI rates), as calculated and published by the Câmara de Custódia e Liquidação - CETIP (Custodianship and Settlement Chamber).

Remuneration of Debentures is due to be renegotiated on May 1, 2009 (first series) and on May 1, 2010 (second series).

15. CONTINGENCY ALLOWANCE

The Company and its subsidiary are parties to administrative and judicial contingencies, related to labor, fiscal and civil processes, and consequently provisions have been set up in bookkeeping concerning those processes classified as probable losses.

The breakdown of the balance of such provisions is as follows:

	Consolidated
	Mch 31, 07			Dec 31, 06
	Provisions	(-) judicial deposits	net	net
Labor	59,068	(15,508)	43,560	41,140
Civil	193,460	(42,495)	150,965	102,541
Fiscal	3,351	-	3,351	2,942

Total	255,879	(58,003)	197,876	146,623

Current			75,349	61,911
Non-current			122,527	84,712

The changes occurred in the contingency allowances during the quarter ended on March 31, 2007, were as follows:

2007
Balance at beginning of year	146,623
Provisions made, net of reversions	78,714
Monetary variation	13
Payments	(24,927)
Increase in judicial deposits	(2,547)

Balance as of March 31, 2007	197,876

15.1 Fiscal processes

15.1.1 Probable loss

No new significant fiscal processes were initiated in the quarter ending March 31, 2007, classifiable as "probable loss". The evolution in the allowance for fiscal contingencies is mostly due to monetary variation during the period.

15.1.2 Possible Loss

No new significant fiscal processes were initiated in the quarter ending March 31, 2007, classifiable as "possible loss". No significant changes occurred in the processes here reported since last fiscal year.

15.2 Civil processes

a) Consumers

The Company has several law-suits initiated by individual consumers or civil associations representing consumer rights, claiming non-performance of services or products sold by the Company. Individually none of these law-suits is considered relevant.

On March 31, 2007, based on the opinion of outside lawyers, we have recorded R$ 142,370, an amount considered adequate to meet potential losses in these processes.

On the same date, the amounts involved in this kind of processes classified as "possible" were R$ 281,295

b) ANATEL

The Company has several legal and administrative processes initiated by ANATEL referring to non-compliance with the rulings concerning the Personal Mobile Service (SMP), amounting to R$ 12,622, a sum considered sufficient to face probable losses in these cases.

c) Others

These refer to law-suits of a different type, all related to the normal course of business. On March 31, 2007, based on the opinion of outside lawyers, we recorded R$ 38,468, an amount considered adequate to meet probable losses in these cases.

The increase during quarter ended March 31, 2007 was mainly due to contract discussions with a supplier.

On the same date, amounts involved in this type of processes, classified as "possible" were R$ 62,424.

15.3 Labor suits

Several labor demands are included, respective provision was recorded and as shown before is considered sufficient to meet probable losses in these cases.

No new, significant labor demands were initiated in the quarter ended March 31, 2007 with a loss classification corresponding to "probable". No significant changes occurred in the reported cases since last fiscal year.

Concerning demands where the possibility of loss is classified as "possible", the amount involved is R$94,471.

16. OTHER LIABILITIES

	Company		Consolidated
	Mch 31,07	Dec 31,06	Mch 31,07	Dec 31,06
Pre-paid services to be rendered	-	-	139,862	177,917
Provision fidelity program (a)	-	-	69,467	65,004
Liabilities with group companies	1,325	619	2,238	2,099
Provision Pension Fund		-	18,298	17,447
Grouping of shares (b)	75,470	76,071	117,892	117,945
Provision for demobilization of assets	-	-	132,662	129,907
Other	8	-	89	9,084

Total	76,803	76,690	480,508	519,403

Current	76,803	76,690	344,445	386,422
Non-current	-	-	136,063	132,981

 (a) The subsidiary has fidelity programs, under which calls yield points for a future change of handsets. A provision is made for the accumulated points, net of redemptions, considering the history of redemptions, points generated and average cost per point.

 (b) Refers to the credit made available to the holders of remaining shares, resulting from the grouping of shares of the capital stock of the Company and its subsidiary.

17. NET EQUITY

a) Capital stock

Capital stock as of March 31, 2007 and December 31, 2006 is composed of shares without par value as follows:

Lot of one thousand shares
Common shares	524,932
Preferential shares	917,186

Total	1,442,118

b) Dividends and Interest on Shareholders Equity

The preferential shares are not entitled to vote, except as foreseen in articles 9 and 10 of the By-laws, but have priority in the reimbursement of capital, without any premium, and the right to participate in the dividend to be distributed with at least 25% of the period's net profit, calculated in accordance with article 202 of the Law on Corporations, with priority in receiving minimum, non-cumulative dividends, equivalent to the greater of:.

b.1) 6% (six percent) per year over the amount resulting from the division of subscribed capital by the total number of the Company's shares, or:

b.2) 3% (three percent) per year over the amount resulting from the division of the net equity by the total number of shares of the Company, with the right to participate in the profits shared on equal terms as the common shares, after the latter having been assured a dividend equal to the minimum priority dividend established for the preferential shares.

As of the Ordinary General Shareholders Meeting of March 27, 2004, the preferential shares have acquired full voting rights, due to the fact that for three consecutive years no minimum dividends were paid, in accordance with Article 111, paragraph 1 of Law nr. 6404/76.

c) Special Goodwill Reserve

This provision represents the forming of a special goodwill provision, as a result of the Company's corporate restructuring, which will be capitalized in the controlling shareholder's favor upon actual utilization of the tax advantage.

18. NET OPERATING INCOME

	Consolidated
	Mch 31,07	Mch 31, 06
Subscription and use	1,818,873	1,744,851
Charge for additional calls	28,831	35,469
Interconnection	1,232,008	966,558
Data services	270,492	216,852
Other services	68,880	53,048

Gross income from services	3,419,084	3,016,778

ICMS	(566,912)	(548,264)
PIS and COFINS	(122,370)	(109,131)
ISS	(544)	(788)
Rebates granted	(119,957)	(96,909)

Net operating income from services	2,609,301	2,261,686

Gross income from handsets and accessories	545,265	600,168

ICMS	(40,028)	(47,752)
PIS and COFINS	(27,976)	(37,002)
Rebates granted	(203,779)	(167,317)
Products sold and returned	(31,935)	(32,843)

Net operating income from sale of handsets and accessories	241,547	315,254

Total net operating income	2,850,848	2,576,940

There are no clients who account for more than 10% of gross operating income during the quarters ended March 31, 2007 and March 31, 2006, with the exception of Telecomunicações de São Paulo S/A - TELESP, a fixed telephone operator in the state of São Paulo, that contributed with approximately 10.6% and 14% respectively in those periods. The amounts in question refer mainly to interconnection.

19. COST OF GOODS AND SERVICES SOLD

	Consolidated
	Mch 31, 07	Mch 31, 06
Personnel	(27,626)	(21,606)
Materials	(1,928)	(2,628)
Third party services	(97,299)	(93,488)
Means of connection	(53,674)	(59,400)
Rent, insurance and condominium expenses	(49,315)	(49,854)
Interconnection	(364,972)	(39,930)
Taxes, fees and contributions	(126,900)	(136,069)
Depreciation and amortization	(297,649)	(323,990)
Other supplies	(22,332)	(52,646)

Cost of services rendered	(1,041,695)	(779,611)

Cost of goods sold	(351,519)	(432,629)

Total	(1,393,214)	(1,212,240)

20. SALES EXPENSES

	Consolidated
	Mch 31, 07	Mch 31, 06
Personnel	(79,225)	(75,443)
Materials	(7,097)	(8,758)
Third party services	(403,903)	(434,226)
Advertising	(74,265)	(82,360)
Rent, insurance and condominium expenses	(16,695)	(17,021)
Taxes, fees and contributions	(1,015)	(1,319)
Depreciation and amortization	(100,063)	(98,565)
Allowance for doubtful accounts	(107,401)	(160,981)
Other supplies	(8,910)	(6,532)

Total	(798,574)	(885,205)

21. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	Mch 31,07	Mch 31,06	Mch 31,07	Mch 31,06
Personnel	(585)	(1,831)	(66,796)	(58,649)
Materials	-	-	(924)	(2,408)
Third party services	(4,164)	(5,718)	(119,590)	(103,330)
Rent, insurance and condominium	(1)	(55)	(21,886)	(18,286)
Taxes	-	(74)	(12,155)	(2,629)
Depreciation and amortization	(18)	(24)	(83,649)	(69,048)
Other supplies	-	(5)	(1,793)	(2,378)

Total	(4,768)	(7,707)	(306,793)	(256,728)

22. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	Mch 31,07	Mch 31,06	Mch 31,07	Mch 31,06
Income:
Fines	-	-	24,716	36,892
Recovered expenses	723	-	12,223	12,664
Reversão de provisões	14	260	2,942	20,546
Shared infra-structure - EILD	-	-	12,529	13,649
Sales incentives	-	-	14,980	9,268
Others	-	9	1,430	2,492

Total	737	269	68.820	95.511

Expenses:
FUST	-	-	(13.935)	(13.341)
FUNTTEL	-	-	(6.987)	(6.704)
ICMS over other expenses	-	-	(16.102)	(14.948)
CIDE	-	-	(3.379)	(2.951)
PIS and COFINS	(84)	(1)	(9.947)	(10.638)
Other taxes	(173)	-	(4,153)	(2,919)
Contingency allowance	(481)	(39)	(81,656)	(36,254)
Amortization of deferrals	-	-	(11,749)	(11,897)
Amortization of goodwill and utilization of provision for loss on investments	(77,918)	(78,160)	(77,918)	(88,093)
Others	(21)	-	(9,278)	(5,023)

Total	(78,677)	(78,200)	(235,104)	(192,768)

23. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	Company		Consolidated
	Mch 31,07	Mch 31,06	Mch 31,07	Mch 31,06
Financial income:
Income from financial transactions	8,917	14,824	58,363	125,400
PIS and COFINS over financial income	-	-	-	(29)

Total	8,917	14,824	58,363	125,371

Financial expenses:
Transactions with derivatives	(1,555)	(64,568)	(75,578)	(149,348)
Loans	(49,927)	(79,286)	(80,524)	(112,702)
Other financial transactions	(1,019)	(2,302)	(29,488)	(49,894)

Total	(52,501)	(146,156)	(185,590)	(311,944)

Monetary and exchange variations:

Of assets
Transactions with derivatives	-	(10,737)	1,123	(67,028)

Of liabilities
Transactions with derivatives	(3,177)	(79,183)	(88,624)	(179,679)
Loans	3,177	97,711	89,293	243,607
Other transactions	983	346	6,751	3,357

Total	983	8,137	8,543	257

24. INCOME TAX AND SOCIAL CONTRIBUTION

The Company and its subsidiary make monthly provisions for the income tax and the social contribution over profit payments, observing the accrual basis, making tax payments on the basis of monthly estimates. The deferred taxes are allocated over the temporary differences, as said in Note 6. Below please note the breakdown of income tax and social contribution liabilities:

	Consolidated
	Mch 31, 07	Mch 31, 06
Income tax liability	(81,170)	(112,159)
Social contribution liability	(29,223)	(40,442)
Deferred income tax	18,107	34,143
Deferred social contribution	6,518	12,291

Total	(85,768)	(106,167)

Below a reconciliation is presented of the expense of income taxes disclosed, eliminating the effects of the tax advantage of the goodwill, and the amounts calculated at the combined statutory rate of 34%:

	Company		Consolidated
	Mch 31, 07	Mch 31, 06	Mch 31, 07	Mch 31, 06
Pre-tax profit (loss)	(16,774)	(142,820)	66,434	(65,116)

Tax credit (expense) at combined statutory rate (34%)	5,703	48,559	(22,588)	22,139

Permanent additions:
Non-deductible expenses goodwill amortization	(26,492)	(26,574)	(26,492)	(29,952)
Other non-deductible expenses	-	-	(17,390)	(19,340)
Other additions	-	-	(1,870)	48
Permanent exclusions:
Net equity	36,903	23,244	-	-
Other exclusions	2,954	2,872	2,961	-
Fiscal loss and temporary differences, not allocated	(19,068)	(48,824)	(20,389)	(79,062)

Tax expense	-	(723)	(85,768)	(106,167)

25. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT ( CONSOLIDATED)

a) Considerations about risks

The main market risks that the Company and its subsidiary are exposed to are:

Credit risk: deriving from possible difficulties in collecting the amounts of telecommunication services rendered to its clients and of the sales of handsets to its distributor network, as well as the risk related to cash investments and amounts receivable from swap transactions.

Interest rate risk: deriving from a portion of the debt and from the passive positions in derivatives contracted at floating rates, and involving the risk of an increase in financial expenses due to an unfavorable movement of interest rates (mainly LIBOR, TJLP and CDI).

Exchange rate risk: the possibility that Company and its subsidiary may incur losses on account of exchange rate fluctuations, that may increase the liability balances of foreign currency loans and financing.

The Company and its subsidiary adopt an active attitude concerning the management of the various risks to which they are exposed, by means of a set of comprehensive initiatives, procedures and operating policies, which tend to mitigate the risks inherent to their activities.

Credit Risk

The credit risk related to the rendering of telecommunication services is minimized by a strict control of the client base and active management of payment defaults, by means of clear policies regarding the sale of post-paid telephones. As of March 31, 2007, the subsidiary had 81% of its client base on a pre-paid system, which requires the prior loading and consequently entails no credit risk.

The credit risk in the sale of handsets is controlled by a conservative credit policy, by means of modern management methods, including the application of "credit scoring" techniques, analysis of financial statements and information, and checking commercial data bases, as well as the automatic control of sales clearance integrated with the distribution module of SAP's ERP software.

The company and its subsidiary are also subject to credit risk originating from its cash investments and amounts receivable from swap transactions. The Company and its subsidiary proceed in a manner so as to diversify this exposure among various first class financial institutions.

Interest rate risk

The Company and its subsidiary are exposed to the risk of a rise in interest rates, specially those associated with the cost of the interbank deposit certificates (CDI), by virtue of the passive part of transactions with derivatives (exchange hedge) and by loans denominated in Reais. As a way to minimize this exposure, the Company contracted swap transactions in Reais, from CDI to fixed interest rates, in a total reference value of R$ 871 million. The balance of cash investment, indexed to the CDI, also neutralizes this effect partially.

 Furthermore, the Company and its subsidiary are also exposed to the risk of fluctuation of the TJLP, in function of the loans contracted with the BNDES. These transactions amounted to a principal of R$ 135,415 as of March, 2007 (R$ 163,795 as of December 31, 2006). The Company and its subsidiary have no transactions with derivatives contracted to cover the TJLP risk.

The loans contracted in foreign currencies also entail the risk of a raise in the interest rate (LIBOR) on which these foreign loans are based. These transactions totaled a principal of US$ 232,480 thousand as of March 31, 2007 (US$ 232,480 thousand as of December 31, 2006).

Of the total volume of loans and financing tied to floating foreign interest rates (LIBOR), US$ 232,480 thousand as of March 31, 2007 (US$ 232,480 thousand as of December 2006) (principal) are protected against fluctuation in interest rates (LIBOR) by means of derivatives (interest rate swap).

Exchange rate risk

The Company and its subsidiary have contracted financial transactions with derivatives so as to protect themselves from exchange rate fluctuations affecting their loans and other liabilities in foreign currencies. The tools generally used are swap and forward contracts.

The table below summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor as of March 31, 2007:

	in thousands of
	US$	€	¥
Loans and financing	(655,305)	-	(48,989,574)
Loans and financing - UMBNDES (a)	(11,102)	-	-
Derivative instruments	679,870	10,067	48,989,574
Other liabilities	(17,516)	(12,213)	-

Total (insufficient coverage)	(4,053)	(2,146)	-

(a) UMBNDES is a monetary unit conceived by BNDES, composed of a basket of foreign currencies, main currency being the US dollar, and for this reason the Company and its subsidiary consider it, in their risk analysis, as requiring coverage against exchange rate fluctuations.

Transactions with derivatives

The Company and its subsidiary record gains and losses with derivative contracts as net financial gains or losses.

The table below portrays an estimate of the book value and the market value of the loans and financing, as well as of the transactions with derivatives:

	Book value	Market value	Unrealized gain
Loans and financing	(4,057,208)	(4,061,794)	(4,586)
Derivative instruments	(489,450)	(483,548)	5,902
Other liabilities	(69,261)	(69,261)	-

Total	(4,615,919)	(4,614,603)	1,316

b) Market value of financial instruments

The market value of the loans and financing, as well as of the swaps, was established on the basis of discounted cash flow, utilizing available projections of interest rates.

The market values are calculated at a specific moment based on available information and own evaluation methodology. Consequently, the indicated estimates do not necessarily represent liquidation values at market. Utilization of different assumptions may significantly affect the estimates.

26. POST-EMPLOY BENEFIT PLANS

The Company and its subsidiary, together with other companies belonging to the former Telebras System, sponsor private pension plans and medical assistance plans to retired employees, managed by the Sistel Social Security Foundation - SISTEL, as follows:

a) PBS-A: multi-sponsored defined benefit plan, directed at the participants already assisted as of January 31, 2000.

b) PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste and PBS Tele Leste Celular: defined retirement benefit plans sponsored individually by the Company.

The contributions to the PBS plans are determined on the basis of actuarial studies prepared by independent actuaries, in accordance with norms in force in Brazil. The cost determination system is that of capitalization and the contribution due by sponsors is 13.5% over their participating employees' salaries, of which 12% are destined to the costing of the PBS plans and 1.5% to the PAMA plan. In the quarter ended March 31, 2007, contributions to these plans amounted to R$4.

c) PAMA: multi-sponsored medical assistance plan for retired employees and their dependents, at shared cost.

d) TCP Prev and TCO Prev Plans: Individual plans with defined, respectively variable contribution, instituted by SISTEL in August 2,000. In both plans the Company runs the risk of participants' death or invalidity, while in the TCO Prev plan some participants originating from the PBS-TCO plan have a right to lifelong retirement benefits (paid-up benefit), besides the benefits of defined contribution. The contributions of the Company to the TCP Prev and TCO Prev are equal to those of participants, varying between 1% and 8% of the participation salary, according to percentage chosen by participant. During quarter ended on March 31, 2007, contributions to these plans amounted to R$ 2,102.

In civil suit nr. 04/081.668-0, brought by ASTEL against the SISTEL Social Security Foundation, in which besides SISTEL also Telefonica and Telesp Celular are summoned, various demands are made, which we summarize as follows: i) that Sistel be prohibited to charge retired employees and other participants any contributions to PAMA - Medical Assistance Plan for Pensioners, the same being responsible only for a "modest participation in effected utilizations", this participation to be limited to 1% of the assisted person's monthly income; ii) that SISTEL enroll again in PAMA, without any restrictions, the pensioners and assisted persons who had their enrolment suspended due to non-payment, as well as those who did not stand the pressure and requested cancellation of their enrolment in PAMA or adhered to PCE (Special Coverage Plan), if they wish, also without any restriction; iii) that SISTEL reassess the economic needs of PAMA, including the amounts of sponsors' (Telefonica's and Telesp Celular's) monthly contributions; iv) that sponsors' contributions be calculated on the basis of the payroll of all their employees, as per previous statutory ruling, and not on the basis of the percentage on the payroll of active participants in PBS; v) that Sistel re-establish the accreditation of all hospitals, clinics and laboratories that were canceled; vi) that a review be carried out of the distribution of equity in the books, so as to attribute to PAMA the amounts corresponding to the reducing factor of the supplementary contributions, as expounded above, while Sistel is prohibited, as long as this review is not carried out, to effect any splitting of the net equity of the PBS-A plan or any other plan managed by this entity; vii) that Sistel and sponsors replace the "transfer of equity of the main substrate meant to guarantee PBS-2 and PAMA, illegally transferred to Plans Visão Telesp and Visão Prev of Telesp Celular"; viii) granting of advance relief in relation to items "i", "ii" and "v".

The subsidiary through its actuarial consultancy made a study of the impact of the above, which concluded that the costing, in the format demanded by ASTEL's suit, would represent an aggravation in subsidiary's provisions in the amount of R$1,266.

Based on their legal advisers' and tax consultants' opinion, the management believes that there is, at this moment, no risk this has to be paid, and as of March 31, 2007 the likelihood of loss is classified as "possible".

e) Benefit Plan Visão Celular-"CRT", Tele Sudeste and Tele Leste: a defined contribution individual plan, instituted by Sistel in August, 2000. Company's contributions to the Visão Celular plan is equal to those of participants, varying between 0% and 9% over participation salary, according to participant's choice. During the quarter ended March 31, 2007, contributions to these plans amounted to R$ 1,559.

 f) Defined benefit plan: "CRT" sponsored private defined benefit pension plans (founding member benefit plan and alternative benefit plan), which were managed by the Foundation of Employees of Companhia Riograndense de Telecomunicações - FCRT.

On December 21, 2001, "CRT" and Brasil Telecom S/A, sponsors of FCRT, signed a documentary agreement with a view to completely sever any link between the sponsors, by the withdrawal of "CRT" as a sponsor, with the guarantee that this withdrawal be effected strictly within applicable legislation and respecting participants' rights, which was approved by the Supplementary Pension Department on December 30, 2003.

In spite of the fact that existing legislation permits that contributions of sponsors and participants be discontinued, "CRT" continued paying its contributions between January 2002 and December 2003 in order to safeguard and preserve participants' rights, until "CRT"'s actual withdrawal from FCRT.

For the actuarial evaluation of the plans, the methodology for withdrawal of sponsor, established by Resolution MPAS CPC nr. 06/88, was used.

Reserves were individually evaluated on the basis of the methodology imposed by said Resolution for each category (assisted persons and pensioners, imminent active risks and non-imminent active risks).

As of October 2004, "CRT" has been passing on to Sistel, as agreed with FCRT, the amount foreseen as savings reserve of the active employees of "CRT" who opted to migrate from FCRT's Alternative / Founding Member Plans to the Visão Plan, totaling on March 31, 2007 the sum of R$ 9,515. As of March 31, 2007, of provision made under liabilities in the amount of R$ 15,297 (R$ 14,847 as of December 31, 2006), R$ 3,245 refer to Withdrawal Reserve of participants with a signed Statement of Intention to Migrate to BrTPrev, and who are awaiting their retirement request to be processed by INSS.

27. CORPORATE RESTRUCTURING

The goodwill paid when the Company became a private company and when its subsidiaries were acquired, were transferred by the acquiring companies to the acquired companies.

Prior to these transfers, provisions were made for the maintenance of subsidiary's net equity, and consequently, the net assets incorporated represent essentially the tax advantage resulting from the deductibility of the goodwill incorporated.

The bookkeeping records maintained for corporate and fiscal purposes of the Company and its subsidiary have specific accounts related to the incorporated goodwill and provisions and respective amortization, reversion and tax credit, the balances of which are:

	Consolidated
	Mch 31, 07			Dec 31, 06
Restructuring	Goodwill	Provision	Net	Net
TCO - 1st acquisition	651,352	(429,892)	221,460	247,012
TCO - 2nd acquisition	265,942	(175,522)	90,420	97,202
TC- Privatization	851,397	(561,922)	289,475	316,613
TLE - Privatization	115,151	(76,001)	39,150	41,885
GT - acquisition	616,767	(407,066)	209,701	219,428

Total	2,500,609	(1,650,403)	850,206	922,140

The movements during the quarters ended March 31 are as follows:
	Consolidated
	Mch 31,07	Mch 31, 06
Result:
Amortization of goodwill	(220,262)	(191,653)
Reversion of Provision	148,328	129,446
Tax credit	71,934	62,207

Effect on result	-	-

As tax benefits are actually realized, the amount will be incorporated into the capital in favor of controlling shareholders, while the other shareholders are assured of their right of preference. The resources originating from exercising preference will be paid to controlling shareholders.

As of December 31, 2006, R$ 305,531 referring to tax advantages realized till December 31, 2005 were capitalized, of which R$ 194,277 corresponding to Vivo Participações S/A with issuance of shares, and R$ 111,254 corresponding to Tele Centro Oeste Celular Participações S/A without issuance of shares.

28. TRANSACTIONS WITH RELATED PARTIES

The main transactions with related, non-consolidated parties are:

a) Communication by local cellular phone and long distance and use of net: these transactions involve companies belonging to the same controlling group: Telecomunicações de São Paulo S/A - TELESP and subsidiaries. A part of these transactions was established on the basis of contracts signed by TELEBRAS with the operators who had concessions, prior to the privatization, under conditions regulated by ANATEL. This includes servicing clients of Telecomunicações Móveis Nacionais -TMN in roaming in the Company's net.

b) Technical Assistance: this refers to management consultant services supplied by PT SGPS and technical assistance by Telefônica S/A, Telefônica International S/A and TBS Celular Participações S/A, calculated on the basis of a percentage over net income from services, brought up to date with monetary variation.

c) Rendering of corporate services: these were passed on to subsidiary at cost effectively incurred.

d) Attendance services by phone: by Atento Brasil S/A and Mobitel S/A-Dedic to users of subsidiaries' telecommunication services, contracted for 12 months, renewable for an equal period.

e) System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S/A.

f) Logistics operator and financial and bookkeeping consultancy services: rendered by Telefônica Serviços Empresariais do Brasil Ltda.

g) Voice portal content provider services: rendered by Terra Networks Brasil S/A

Below we summarize balances and transactions with related, non-consolidated parties:

	Consolidated
	Mch 31, 07	Dec 31, 06
Assets:
Accounts receivable, net	180,399	180,228
Credits with group companies	4,448	4,167

Liabilities:
Suppliers and accounts payable	197,488	215,737
Technical assistance	81,654	84,252
Liabilities with group companies	2,238	2,099

	Mch 31, 07	Mch 31, 06
Result:
Income from telecommunication services	419,515	413,445
Cost of sales and services	(29,589)	(49,034)
Sales expenses	(102,789)	(138,150)
General and administrative expenses	(49,290)	(18,802)
Other operating income (expenses), net	2,132	1,204
Financial income (expenses), net	3,550	7,020
Non-operating income	9	-

29. INSURANCE (CONSOLIDATED)

The Company and its subsidiary maintain a policy of monitoring risks inherent to their activities. On account of this, as of March 31, 2007, the Company and its subsidiary had insurance contracts in force to cover operating risks, civil liability, health, etc. The Management of the Company and of its subsidiary understands that the insured values represent sufficient amounts to cover potential losses. The main assets, responsibilities or interests covered by insurance and respective amounts are shown below:

Type of Insurance	Insured amounts
Operating risks	R$ 12,087,106
General Civil Liability	R$ 5,564
Automobile (fleet of executive vehicles)	100% of FIPE table, R$ 200 for bodily harm or damages

30. AMERICAN DEPOSITARY RECEIPTS (ADR) PROGRAM

On November 16, 1998, the company started trading ADRs on the New York Stock Exchange (NYSE) under code "TCP" and since March 31, 2006 under code "VIV" (in accordance with Special General Shareholders Meeting of February 22, 2006), which have the following main characteristics:

  Type of shares: preferential
  Each ADR represents 1 (one) preferential share
  The shares are traded in the form of ADRs on the New York Stock Exchange under code "VIV"
  Foreign depositary bank: The Bank of New York
  Custodian bank in Brazil: Banco Itaú S/A

NET OPERATING REVENUES - VIVO
	According to Corporate Law
R$ million	1 Q 07	4 Q 06	Δ%	1 Q 06	Δ%
Subscription and Usage	1,231.8	1,263.2	-2.5%	1,188.9	3.6%
Network usage	1,184.6	1,225.6	-3.3%	930.0	27.4%
Other services	192.9	157.9	22.2%	142.8	35.1%
Net service revenues	2,609.3	2,646.7	-1.4%	2,261.7	15.4%
Net handset revenues	241.5	289.8	-16.7%	315.3	-23.4%
Net Revenues	2,850.8	2,936.5	-2.9%	2,577.0	10.6%

                            OPERATING REVENUE

Increase of the total outgoing traffic Data revenue increase by 21.4% in relation to 4Q06 and by 28% in relation to 1Q06.

Service revenue grew 15.4%, increasing the total net revenue in 10.6% in relation to 1Q06, recording R$ 2,850.8 million in the quarter. In relation to 4Q06, the total net revenue reduced by of 2.9%, especially due to the decrease in the handsets revenues and seasonality between the periods under comparison. By eliminating the effects of the partial Bill&Keep in the 1Q07 and 4Q06, net service revenue would record a reduction of only 0.7% between the two quarters and would remain stable between 1Q07 and 1Q06.

The increase of 3.6% in “subscription and usage revenue”, when compared to 1Q06, is mainly due to the increase in the total outgoing revenue, which was impacted by the growth in the total outgoing traffic, by the incentive to usage and promotions and, especially, by the launching of the “Vivo Escolha” (Vivo Selection) plans in October. Also contributed to such growth the 20.5% increase in the volume of recharges in 1Q07 over 1Q06. When compared to 4Q06, there was  2.5% reduction in the subscription and usage revenue, as result of seasonality.

The WAP (Internet access) revenue increased by 19.8% in the comparison with 4Q06 and by 45.3% over the previous year, with potential growth due to the increase in the number of data-enabled handsets. Data revenue plus SVA’s accounted for 8.2% of the service revenue, 1.6 percentile points higher than in 4Q06 and 0.7 percentile point higher than in 1Q06. An increase of 21.4% was recorded in the comparison between 1Q07 and 4Q06, and of 28.0% in the comparison with 1Q06. More than 120,000 complete songs are monthly sold; Vivo’s digital song shop is the largest selling virtual music store in Brazil; Vivo Localiza Família (Vivo’s Family Locating Plan): more than 10,000 customers.

OPERATING COSTS - VIVO
	According to Corporate Law
R$ million	1 Q 07	4 Q 06	Δ%	1 Q 06	Δ%
Personnel	(173.7)	(184.8)	-6.0%	(155.7)	11.6%
Cost of services rendered	(716.4)	(733.2)	-2.3%	(434.0)	65.1%
Leased lines	(53.7)	(47.1)	14.0%	(59.4)	-9.6%
Interconnection	(365.0)	(385.5)	-5.3%	(39.9)	814.8%
Rent/Insurance/Condominium fees	(49.3)	(52.1)	-5.4%	(49.9)	-1.2%
Fistel and other taxes and contributions	(126.9)	(123.6)	2.7%	(136.1)	-6.8%
Third-party services	(97.3)	(90.7)	7.3%	(93.5)	4.1%
Others	(24.2)	(34.2)	-29.2%	(55.2)	-56.2%
Cost of goods sold	(351.5)	(407.0)	-13.6%	(432.6)	-18.7%
Selling expenses	(619.3)	(676.3)	-8.4%	(711.3)	-12.9%
Provision for bad debt	(107.4)	(73.0)	47.1%	(161.0)	-33.3%
Third-party services	(478.2)	(544.0)	-12.1%	(516.6)	-7.4%
Others	(33.7)	(59.3)	-43.2%	(33.7)	0.0%
General & administrative expenses	(156.3)	(159.8)	-2.2%	(129.0)	21.2%
Other operating revenues (expenses)	(76.6)	82.2	n.a.	2.7	n.a.
Total costs before depreciation / amortization	(2,093.8)	(2,078.9)	0.7%	(1,859.9)	12.6%
Depreciation and amortization	(571.0)	(560.1)	1.9%	(591.7)	-3.5%
Total operating costs	(2,664.8)	(2,639.0)	1.0%	(2,451.6)	8.7%

                                                 OPERATING EXPENSES

Strict control over manageable costs, leading to a more efficient, productive and competitive structure.

The growth of 11.6% in Human Resources  in 1Q07 over 1Q06 is due to the adjustment provided for in the Collective Union Agreement in November 2006 and to severance payments arising out of a reduction in the labor count.
The reduction of 6.0% in Human Resources in 1Q07 over 4Q06 is due to the provision for payment of the Expense Reduction Prize, in December 2006, and to the fact that adjustments referring to provisions for vacation pay and thirteenth wage are concentrated in 4Q06.

By eliminating the effects of termination of the B&K program, the services costs would record a 9.9% reduction in relation to 1Q06

The increase of 65.1% in the cost of services rendered in 1Q07, when compared to 1Q06, is due to the 814.8% increase in interconnection costs arising out of the termination of the partial Bill&Keep system. Such increase is partially offset by a reduction in connection expenses, Fistel fee and other contributions, in addition to a reduction in losses arising out of roaming. When compared to 4Q06, the reduction was 2.3%, due to the reduction in interconnection costs and in losses arising out of roaming. By eliminating the effects of the partial Bill & Keep system, the cost of services in 1Q07 would record a reduction of 0.9% in relation to 4Q06 and of 1.6% in relation to 1Q06.

The cost of goods sold decreased by 18.7% and by 13.6% in relation to 1Q06 and 4Q06, respectively, not affecting the commercial performance, keeping the sustainable growth, activation rationalization and improvement in the mix and cost of handsets sold, which was due to better negotiation with suppliers and the appreciation of the Real against the US Dollar, in additional to the launching of GSM handsets.

In 1Q07, selling expenses were reduced by 12.9% in relation to 1Q06, as a result of the reduction in expenses with provisions for bad debt and third-party expenses, especially sales commissions and marketing. When compared to 4Q06, the 8.4% reduction reflects all the actions implemented for controlling expenses, affected by an increase in the provision for bad debt.

We have continued to place our focus on the sustainable reduction of fraud and cloning as a result of specific projects, such as authentication of networks and terminals, which is already present in 100% of the digital network.

The Provision for Bad Debt – PDD in 1Q07 was of R$ 107.4 million, representing 2.7% of the total gross revenue, a 33.3% reduction in relation to the same period of the previous year, which was R$ 161.0 million, representing 4.5% of the gross revenue. This result evidences the strict control exercised over new customers and on accounts receivable. When compared to 4Q06, which recorded the best result in the last two years, the PDD had an increase of 0.9 percentile points on the total gross revenue.

General and administrative expenses increased by 21.2% in 1Q07 in relation to 1Q06, due to the increase in expenses with third-party services, especially plant maintenance and technology transfer, partially offset by a reduction in expenses with regular services due to efficiency gains as a result of  the conclusion of the systemic (TI and SI) platforms unification project. When compared to 4Q06, it recorded a reduction of 2.2%, having remained almost stable due to seasonality between the periods.

Other Operating Revenue / Expenses recorded an expense of R$ 76.6 million. When compared to 1Q06, the variation is mainly due to an increase in expenses with the provision for contingencies, a reduction in the revenue from fines, offset by the increase in revenue referring to commercial incentives. The variation between 1Q07 and 4Q06 arises out of the reversal of the provision for PIS and COFINS (rate increased by Law 9718/98) in the amount of R$ 126 million, given that the judgment of the actions filed by Telesp Celular S/A (succeeded by Vivo S.A.) and Telesp Celular Participações S/A (former name of Vivo Participações S.A.) became final and non-appeallable in 4Q06.

                                               DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses decreased by 3.5% in relation to 1Q06 especially due to the reduction in the depreciation of network equipment and the increase of 1.9%, when compared to 4Q06, which figures are in line with the company’s activity in the referred periods.

FINANCIAL REVENUES (EXPENSES) - VIVO
	According to Corporate Law
R$ million	1 Q 07	4 Q 06	Δ%	1 Q 06	Δ%
Financial Revenues	58.2	68.8	-15.4%	125.4	-53.6%
Other financial revenues	58.2	68.8	-15.4%	125.4	-53.6%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	0.0	n.a.
Financial Expenses	(185.4)	(213.5)	-13.2%	(311.9)	-40.6%
Other financial expenses	(109.8)	(132.0)	-16.8%	(162.5)	-32.4%
Gains (Losses) with derivatives transactions	(75.6)	(81.5)	-7.2%	(149.4)	-49.4%
Exchange rate variation / Monetary variation	8.5	(1.9)	n.a.	0.3	n.a.
Net Financial Income	(118.7)	(146.6)	-19.0%	(186.2)	-36.3%

Constant reduction in financial expenses between the periods.

VIVO’s net financial expense in 1Q07 was reduced both in the comparison between 1Q07 and 1Q06 (by R$ 67.5 million) and in the comparison with 4Q06 (by R$ 27.9 million). Such reduction was due to the reduction in the net debt generated cash flow and financial liabilities restructuring, as well as the decrease in the interest rates in the period (4.04% in 1Q06, 3.12% in 4Q06 and 3.03% in 1Q07).

Loss of R$ 19.3 million in the quarter against loss of R$ 179.3 in 1Q06.

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen

Financial institutions	1,681.6	136.0	22.8	1,343.6	852.3
Fixcel – TCO’s Acquisition	20.9	-	-	-	-
Total	1,702.5	136.0	22.8	1,343.6	852.3
Exchange rate used	0.0	1.962185	0.039473	2.0504	0.017397

Payment Schedule - Long Term
2008	521.2	14.3	2.4	493.0	568.8
as from 2008	1,118.5	47.5	8.2	-	-
Total	1,639.7	61.8	10.6	493.0	568.8

NET DEBT - VIVO
	Mar 31.07	Dec 31. 06	Mar 31.06
Short Term	1,283.4	1,590.3	2,193.7
Long Term	2,773.8	2,910.1	3,288.9
Total debt	4,057.2	4,500.4	5,482.6
Cash and cash equivalents	(1,241.6)	(1,447.6)	(1,659.8)
Derivatives	489.5	500.5	641.6
Net Debt	3,305.1	3,553.3	4,464.4

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Reduction in net debt by 26.0%. Confirmation of S&P Rating.

On March 31, 2007, VIVO’s debts related to loans and financing amounted to R$ 4,057.2 million (R$ 4,500.4 million on December 31, 2006), 55% of which is denominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is Reais-referenced. This debt was offset by the Company’s available cash and financial investments (R$ 1,241.6 million) and by derivative assets and liabilities (R$ 489.5 million payable) resulting in a net debt of R$ 3,305.1 million,  7% low in relation to December 2006.

The 26.0% reduction in VIVO’s gross debt in relation to 1Q06, amounting to R$ 1,425.4 million, is mainly due to the financial flexibility and rationality, as a result of the corporate restructuring, which made possible the prepayment of debts contracted through the use of cash from  companies with greater availability of funds.

Short term liquidity and debt turned to long term.

Debt decrease in 1Q07 in relation to 4Q06 was mainly due to the fact that the debt service cost has been more than offset by the increased operating cash flow. Additionally, the TFF (Fistel Fee) payable every year in March was paid on the first business day of April. Part of the short term debt was turned into a long-term debt, the short-term debt representing 32% of the total debt.

                                                Capital Expenditures (CAPEX)

We have already invested about 69% of total Capex in the GSM overlay.

Capex in the quarter, among others, was due to performing the required activities for the GSM/EDGE overlay. As a result, investments made in 1Q07 reached R$ 235.4 million, representing 8.3% of net revenue. Investments are mainly related to quality maintenance and coverage expansion.

CAPEX - VIVO
R$ million
	1 Q 07	4 Q 06	1 Q 06
Network	98.1	805.2	92.1
Technology / Information System	43.8	134.1	85.9
Other	93.5	119.7	103.3
Total	235.4	1,059.0	281.3
% Net Revenues	8.3%	36.1%	10.9%

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of

Vivo Participações S.A.

São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Vivo Participações S.A. (formerly Telesp Celular Participações S.A.) and subsidiary, consisting of the individual (Company) and consolidated balance sheets as of March 31, 2007, the related statements of operations for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company and its subsidiary who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiary.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. The individual (Company) and consolidated balance sheets as of December 31, 2006, presented for comparative purposes, were audited by us and our opinion thereon, dated February 6, 2007, was unqualified. The individual (Company) and consolidated statements of operations for the quarter ended March 31, 2006, presented for comparative purposes, were reviewed by us, and our review report thereon, dated May 3, 2006, was unqualified.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 7, 2007

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.